EXHIBIT 99.1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1) Name of company

Cambridge Antibody Technology


2) Name of shareholder having a major interest

Morgan Stanley Securities Limited


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not known


5) Number of shares/amount of stock acquired

Not known


6) Percentage of issued class

Not known


7) Number of shares/amount of stock disposed

Nil


8) Percentage of issued class

Nil

9) Class of security

Ordinary 10 pence shares


10) Date of transaction

21 October 2003


11) Date company informed

24 October 2003


12) Total holding following this notification

1,417,152


13) Total percentage holding of issued class following this notification

3.70%


14) Any additional information



15) Name of contact and telephone number for queries

Diane Mellett 01223 471471


16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

    Date of notification 24 October 2003